January 10, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Claudia Rios

Re:	Drilling Tools International Corporation

Registration Statement on Form S-3

Filed January 2, 2025 (File No. 333-284109)

Dear Claudia Rios,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on January 14, 2025, at 9:30 a.m., Eastern Time, or as soon as thereafter as practicable, or at such later time as Drilling Tools International Corporation (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Ben Smolij of Winston & Strawn LLP, counsel to the Company, at (713) 651-2644 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Drilling Tools International Corporation

By:	/s/ David Johnson
Name:	David Johnson
Title:	Chief Financial Officer

cc: Ben Smolij, Esq.